

Mail Stop 3561

October 16, 2009

Mr. Christopher Glover
President and Chief Executive Officer
Flameret, Inc.
3280 Sunrise Highway, Suite 51
Wantagh, NY 11793

> **RE: Flameret, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-162022**
> **Filed September 21, 2009**

Dear Mr. Glover:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the number of shares in this offering compared to the number outstanding and that Christopher Glover, your Chief Executive Officer, sole shareholder and sole director, proposes to sell these shares at market prices if and when such shares are quoted on the OTC Bulletin Board. We also note the statement that you are paying the expenses of the offering because you "seek to: (i) become a reporting company with the Commission under the Securities

Exchange Act … and (ii) enable our common stock to be traded on the OTC Bulletin Board." Please advise us why you believe Mr. Glover is not an underwriter seeking to sell his shares in an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. We may have further comment.

2.   In this regard, we note that your cover page does not indicate the use of Rule 415. Please revise or advise.

3.   We note the statement on page six and elsewhere that you are a development stage company with a limited history of operations and no revenues. However, the prospectus discusses a variety of products, "product lines" and technologies in the present tense suggesting that you currently conduct or outsource manufacturing and sales of commercially available products. It is unclear what stage of development these products are in and what additional development, including, for example, product testing and certification are required. It is also unclear if you have prototypes, manufacturing facilities, agreements with others for manufacturing, and so forth. Please revise throughout to clarify the status of your operations and products, including the status of operating our outsourcing manufacturing facilities, distribution and sales. Please revise accordingly. We may have further comment.

4.   We note your statement on page seven and elsewhere that your present technology is the "result of United American Inc." Please revise to clarify the meaning of this statement, the nature of United American's business, and any relationship it has with you. In this regard, it appears that any contractual or other relationship with United American is material to your business. Please revise to disclose the material terms of any relationships you have with the company, and file any agreements as exhibits. In this regard, it is unclear if or under what conditions an arrangement with United American Inc. permits you to resell products to manufacturers or others in the U.S., worldwide, on an exclusive basis, and so forth. Please revise accordingly.

5.   Your website www.flameret.com indicates that you have been conducting research on your products since 2002 and have been working with US governmental agencies. Your Form S-1 does not provide similar disclosure. Please revise or advise.

6.   Please provide the disclosure contemplated by Item 102 and Item 201 of Regulation S-K.

Registration Statement Cover Page

7.   Footnote two to your fee table refers to the conversion of outstanding secured convertible debentures. We note, however, the statement on page 19 that there "are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock." Please advise or revise.

Prospectus Cover Page

8.   We note disclosure in your summary regarding the offering termination date. Please revise your cover to state, if true, that the offering will terminate no later than 25 days from the date of effectiveness.

9.   Please revise to indicate that you are a development stage enterprise with no revenues and a limited operating history.

Prospectus Summary, page 5

10.   We note that the company makes numerous promotional statements throughout its document, such as "[a triple certification process to be set up by the company] is a first in the fire barrier industry and will reduce to a large extent faulty manufacturing" on page 30 and "[o]ur products will help revolutionize the mattress and furniture industry's materials usage [with] … products [that] will be easier to handle, cost effective …" on pages five, six, 20, 26, and elsewhere. Statements contained in your document should have a reasonable basis in fact. Please revise to remove these, and similar statements, or revise to provide a basis in your disclosure for such statements.

11.   On page seven you indicate that Mr. Glover "has over five years experience in the fire retardant industry." Please revise here, and in his management biography, to disclose his experience, including his principal occupations and employment, the names of principal businesses where he was employed, and the approximate dates of such occupations and employment. See Item 401 of Regulation S-K.

12.   We note the price per share is less than $0.01. Please revise to address any minimum number of shares to be offered per investor.

The Offering, page 7

13.   We note your statement on page seven that your offering will terminate no later than 25 days of the registration statement "being approved." Please revise to remove this reference to the Commission approving your prospectus as it appears inconsistent with Item 501 of Regulation S-K. You may, however, use the phrase "declared effective" or similar language.

Risk Factors, page 9

14.   Your page 11 risk factor "[w]e have received an opinion of going concern from
        our auditors" is substantially similar to your page 10 risk factor "[i]f we do not
        obtain additional financing, our business will fail." Please revise these risk
        factors to clearly present the two distinct risks that each is trying to address.

15.   Please revise to improve the clarity of your page 12 risk factor heading "[t]he fire
        retardant industry is …"

16.   Please revise your page 12 risk factor "[t]he company's reliance on mattress
        manufacturers …" Currently your risk factor contains a substantial number of
        statements that imply a level of development such as "existing client base" that
        appear inconsistent with your existing disclosure, including your statement that
        you do not have any client contracts.

17.   Please relocate the Item 510 of Regulation S-K indemnification statement to a
        more appropriate location in your document such as page 39.

Use of Proceeds, page 17

18.   On page 17 you include an estimate offering expense figure of $17,275. On page
        19 you indicate that the cost of registering the stock will be $38,000. Please
        revise to reconcile the apparent inconsistency.

Plan of Distribution, page 18

19.   Your disclosure on page 18 under Plan of Distribution appears to be repeated later
        in your document starting at page 41. Please revise to consolidate this disclosure.

20.   We note the statements in the second paragraph on page 19 regarding sales
        through a broker dealer acting as agent or principal. We also note the statement
        regarding the filing of an amended registration statement if sales are conducted by
        a broker dealer as principal. Please revise or advise regarding the filing of a
        revised registration statement in the event a broker dealer acts as agent.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

Liquidity and Capital Resources, page 25

21.   We note your statement "our existing sources of liquidity, along with cash
        expected to be generated from services will be sufficient to fund our operations,

anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months." However, you also state on page 25 that you do not expect to generate revenue that is sufficient to cover your expense for at least the next twelve months. Please clarify or revise and also disclose your "existing sources of liquidity."

Plan of Operation, page 26

22. Please revise your plan of operation disclosure to address the next year, including, but not be limited to, an approximate timeline associated with the commercialization of your products, a discussion of the key business milestones and steps required to achieve commercialization, and budget associated with the preceding items. If you will require additional capital to achieve these objectives, state so specifically.

Description of Business, page 26

23. We note your page 13 risk factor that your future success relies upon a combination of patents, proprietary technology and know-how, and other contractual covenants. Please revise to address any existing patents, technology and know-how available to the company.

24. In this regard, please revise to address Item 101(c)(xi), or advise.

25. We note references to patents on page seven, the second paragraph on page 27, and elsewhere. Please revise to disclose whether these are your patents and, if so, disclose the numbers associated with them.

26. We note from your disclosure on page 27 that you have signed a contract with United American Inc. to use the patented products for 15 years. Please disclose how you compensate United American Inc. for this contract and disclose the financial arrangements, if any.

27. On page 28 you reference "marketing through a distributor [you] have acquired." Please revise to identify any subsidiaries or other businesses that Flameret owns or operates. It is unclear why you do not discuss your distribution business. Please revise or advise.

28.   In this regard, please revise your disclosure on page 29 and where appropriate to indicate whether you have tested your product or otherwise demonstrated your concept. In this respect it is unclear whether the data presented on page 30 relates to your product. If so, please revise to address any manufacturer testing of your products. If testing has not been done, please advise us of the basis for including the statements made about your fire retardant starting on page 29 and continuing through page 30.

29.   Please revise to address how your product will be manufactured.

30.   Please remove the url to www.govmark.com.

31.   Please explain how the table presented on page 32 demonstrates the potential market for your products.

Management, page 34

32.   Your disclosure indicates that Mr. Glover has "developed relationships [for the company] by initiating contact with and negotiating legal agreements with key suppliers and technical partners." In an appropriate location, please revise to summarize the material terms of these agreements and relationships. Also, please file any related agreements, which would appear material to Flameret's business.

33.   Please disclose the names of the two firms that employed Mr. Driscoll as CEO. Also, name the multi-national industrial clothing manufacturer that Mr. Cheng works for.

34.   Please revise your discussion to briefly address the role each individual plays in your organization.

35.   Please revise Mr. Neil Glover's biography to describe his actual work experience and avoid promotional statements about his "extensive experience." Also, clarify whether he is related to Christopher Glover.

36.   Please revise to provide the disclosure contemplated by Item 401(e) of Regulation S-K for each director or executive officer.

37.   Please revise to disclose the names of your promoters.

Remuneration of Directors and Officers, page 37

38.   Please revise to include a total column for both of your compensation tables on page 37.

Plan of Distribution, page 41

39.   We note your statement that, "[t]o [y]our best knowledge, none of the selling
        security holders are broker-dealers or affiliates of broker dealers." It is unclear
        why you include a knowledge qualifier. Please revise or advise.

40.   Please revise to address whether or not Mr. Glover will sell his shares in only
        certain states.

Available Information, page 43

41.   We note your disclosure that "[s]tatements made in this prospectus regarding the
        contents of any contract or documents filed as an exhibit to the registration
        statement are not necessarily complete …" Please revise to remove this statement
        or clarify that you have summarized all material terms associated with such
        contracts or exhibits in your prospectus disclosure.

Financial Statements

Notes to Financial Statements, page F-6

Note 1 – Nature of Business and Significant Accounting Policies, page F-6

Basic and diluted loss per share, page F-8

42.   You state that "for the periods presented, potential dilutive securities had an anti-
        dilutive effect and were not included in the calculation of diluted net loss per
        common share." Please tell us and disclose the potential dilutive securities per
        paragraph 11 of SFAS 128.

Part II

Item 17

43.   Please revise your undertakings to provide all appropriate, required, undertakings
        associated with your offering in the exchange form specified by Item 512 of
        Regulation S-K.

Signatures

44.   Please provide a date associated with Mr. Glover's signature in his personal
        capacities.

Exhibits

45.   Please file your articles of incorporation in their entirety. We note indemnification provisions described in the registration statement but not appearing in the articles as filed.

Exhibit 5.1

46.   Please revise your legality opinion to refer to Flameret, Inc. and not Sport Endurance, Inc. in the first paragraph. Also, please correct the reference to 8,200,000 shares to indicate the number of shares being registered.

47.   Please revise to indicate the state law governing your legality opinion.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steven Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc.   Leo Moriarty, Esq.
        (714) 316-1306